SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.            )

Arbios Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03875V 10 7

(CUSIP Number)

Jacek Rozga

Arbios Systems, Inc.

110 North George Burns Road #D-4018

Los Angeles, California 90048

With Copies To:

Istvan Benko, Esq.

Troy & Gould Professional Corporation

1801 Century Park East, Suite 1600

Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03875V 10 7

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) A & K Demetriou Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO (see, Item III)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,500,000 8. Shared Voting Power - 0 - 9. Sole Dispositive Power 2,500,000 10. Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) See Item 5	☐

13.	Percent of Class Represented by Amount in Row (11) 19%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03875V 10 7

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Achilles A. Demetriou, M.D., Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO (see, Item III)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,500,000 8. Shared Voting Power - 0 - 9. Sole Dispositive Power 2,500,000 10. Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) See Item 5	☐

13.	Percent of Class Represented by Amount in Row (11) 19%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03875V 10 7

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Kristin P. Demetriou

2.	Check the Appropriate Box if a Member of a Group X (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO (see, Item III)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,500,000 8. Shared Voting Power - 0 - 9. Sole Dispositive Power 2,500,000 10. Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions.) See Item 5	☒

13.	Percent of Class Represented by Amount in Row (11) 19%

14.	Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER.

This statement (“Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Arbios Systems, Inc., a Nevada corporation formerly known as Historical Autographs U.S.A., Inc. (the “Company”). The principal executive offices of the Company are located at 110 North George Burns Road #D-4018, Los Angeles, California 90048.

ITEM 2. IDENTITY AND BACKGROUND.

Items (a)-(c), (f). This Statement is being filed by and by A & K Demetriou Family Trust (the “Trust”), Achilles A. Demetriou, M.D., Ph.D., and Kristin P. Demetriou.

The Trust is a family trust formed in the United States of America. Achilles A. Demetriou, M.D., Ph.D. and Kristin P. Demetriou, the co-trustees of the Trust, are citizens of the United States. The principal business address of each of the Reporting Persons is 110 North George Burns Road, #D-4018, Los Angeles, California 90048.

The Trust is a family trust formed by Achilles A. Demetriou, M.D., Ph.D. and Kristin P. Demetriou for estate planning purposes. Achilles A. Demetriou, M.D., Ph.D., and Kristin P. Demetriou are the co-trustees of the Trust. The principal occupation and employment of Achilles A. Demetriou, M.D., Ph.D. Chairman of the Department of Surgery at Cedars-Sinai Medical Center and Director of the Liver Support Unit. The principal occupation and employment of Kristin P. Demetriou is Director and Secretary of the Company.

Items (d)-(e). Neither Achilles A. Demetriou, M.D., Ph.D. nor Kristin P. Demetriou has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were either of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of the 2,500,000 shares subject to this Schedule 13D are registered in the name of the Trust. The Trust received the shares of the Company’s Common Stock on October 30, 2003 in exchange for its surrender of shares of the capital stock of Arbios Technologies, Inc., a Delaware corporation, upon consummation of a merger (the “Merger”) between Arbios Technologies, Inc. and a subsidiary of the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

Items (a), (b), (e), (h) and (i). The Trust acquired outright ownership of 2,500,000 shares of Company’s Common Stock by virtue of owning 2,500,000 shares of common stock of Arbios Technologies, Inc. The Trust acquired the shares of Arbios Technologies, Inc. upon the formation of that company. Achilles A. Demetriou, M.D., Ph.D. received the shares as co-founder of Arbios Technologies, Inc. and transferred those shares to the Trust.

The Trust currently intends to hold its shares of Company’s Common Stock for investment purposes. Kristin P. Demetriou is a Director of the Company. As such she intends, however, to periodically review the Trust’s investment in the Company on the basis of various factors, including the Company’s business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. Based on such review, on behalf of the Trust, Mrs. Demetriou will take such actions as he deems appropriate in light of the circumstances existing from time to time.

Items (c), (d), (f), (g) and (j). As previously reported by Mrs. Demetriou, she will be involved on behalf of the Company in her capacity as a

Director of the Company in reviewing and evaluating possible transactions involving the Company, including transactions of the sort described in clauses (a) through (f) of Item 4 of Schedule 13D. In light of her responsibilities to the Company, Mrs. Demetriou does not anticipate making any disclosures in connection with his participation in the review and evaluation of such possible transaction separate and apart from relevant disclosures by the Company.

Other than as set forth herein, none of the Reporting Persons currently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items (a)-(c). The Trust owns beneficially 2,500,000 shares of Company’s Common Stock. Such shares represent approximately 19% of the outstanding shares of Company’s Common Stock. Achilles A. Demetriou, M.D., Ph.D., and Kristin P. Demetriou are the co-trustees of the Trust and have joint voting and dispositive power with respect to such shares.

In addition to the shares owned by the Trust, Mrs. Demetriou also holds stock options to purchase an additional 36,000 shares of Common Stock. For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, she is beneficial owner of these shares.

The percentage ownership reported above is based upon 13,150,598 shares of Company’s Common Stock outstanding as of October 30, 2003.

Except for the shares acquired in the Merger as described herein, none of the Reporting Persons has acquired or disposed of, any shares of Company’s Common Stock during the past 60 days.

Items (d)-(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Items 3, 4 and 5 of this Statement, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are incorporated by reference herein:

Agreement and Plan of Reorganization, dated as of October 20, 2003 (incorporated by reference from Exhibit 4.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 13, 2002).

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 13, 2003

A & K Demetriou Family Trust

Name: Achilles A. Demetriou, M.D., Ph.D., as Co-trustee of the Trust

Name: Kristin P. Demetriou, as Co-trustee of the Trust

Achilles A. Demetriou, individually

Kristin P. Demetriou, individually